FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of October 07, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: October 07, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

TAG Oil Ltd. Corporate Update and Miromiro Project

Calgary, Alberta - October 7, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), announced today that the Annual General Meeting held at the Company's head office in Calgary, Alberta on September 24, 2004, resulted in the re-election of all Directors of the Company. In addition the Company was authorized by shareholders to issue up to 100% of the Company's current shares outstanding for future financing to support growth opportunities. Disinterested shareholders approved the share option plan, however the proposed authorization to subdivide the Company's common shares did not receive the necessary votes.

The Company also announced that construction is now underway on the Miromiro-1 wellsite onshore Taranaki, New Zealand, which is operated by TAP (New Zealand) Pty Ltd. and in which TAG holds a 10% interest. The second well in the Company's multi-well shallow program is scheduled to commence drilling the third week of October. TAG Oil President and CEO Drew Cadenhead commented, "Miromiro-1 is a 3-D seismically defined multi-zone prospect on trend with a number of past and recent similar discoveries in onshore Taranaki." The well is scheduled to take approximately 14 days to reach total depth.

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO or Garth Johnson, CFO at 1-866-643-8145, or visit our website at www.tagoil.com. For further information on the Company's recent financing or other regulatory filings please visit www.sec.gov or www.sedar.com.

This material includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Certain risks and uncertainties inherent in the Company's business are set forth in the filings of the Company with the Securities and Exchange Commission.